
G-405


10030539

SEC Mail Processing Section

U.S. Department of the Treasury JUN 01 2010
Washington, D.C. 20220

Washington, DC
110

OMB APPROVAL
OMB # 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

Information Required of Government Securities Brokers and Dealers
Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NUMBER
8- 37947

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MMDDYYYY) AND ENDING 03/31/2010 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

ICAP Securities USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry (212)341-9296
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

Pricewaterhouse Coopers LLP

300 Madison Ave	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Securities USA LLC, as of March 31 in the year 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROSEMARY GUINTA
NOTARY PUBLIC, State of New Jersey
No. 2297663
Qualified in Hudson County
Commission Expires March 7, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [ ] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

ICAP Securities USA LLC and Subsidiaries

Consolidated Statement of Financial Condition

March 31, 2010

ICAP Securities USA LLC and Subsidiaries
Index
March 31, 2010

Page(s)

Report of Independent Auditors 1

Consolidated Financial Statement

Consolidated Statement of Financial Condition 2

Notes to Consolidated Statement of Financial Condition 3–17

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ICAP Securities USA LLC and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of ICAP Securities USA LLC and Subsidiaries (the "Group") at March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Group's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2010

ICAP Securities USA LLC and Subsidiaries
Consolidated Statement of Financial Condition
March 31, 2010

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 165,730
Cash segregated under federal regulations	16,563
Deposits with clearing organizations	59,568
Securities owned, at fair value	2,702
Securities owned, at fair value, not readily marketable	1,094
Receivable from brokers, dealers and clearing organizations	1,717,915
Receivable from customers	68,593
Securities purchased under agreements to resell	700
Commissions receivable, net of allowance for doubtful accounts of $276	62,058
Receivable from affiliates	191,191
Fixed assets and leasehold improvements, at cost less accumulated amortization of $52	28
Goodwill	2,417
Prepaid expenses and other assets	41,314
Total assets	$ 2,329,873
Liabilities and Member's Equity	
Liabilities	
Payable to brokers, dealers and clearing organizations	$ 1,703,232
Securities sold, not yet purchased held at clearing broker, at fair value	121
Securities sold under agreements to repurchase	25,000
Payable to customers	57,275
Payable to affiliates	10,726
Accrued expenses and accounts payable	109,326
Total liabilities	1,905,680
Commitments and contingencies (Note 8)	
Member's equity	424,193
Total liabilities and member's equity	$ 2,329,873

(dollars in thousands)

1. Organization

ICAP Securities USA LLC (the "Company") and its subsidiaries, ICAP Electronic Broking LLC ("IEB"), ICAP Corporates LLC ("Corporates"), ICAP Futures LLC ("ICAP Futures"), ICAP Capital Markets LLC, and Intercapital Securities LLC (the subsidiaries are collectively referred to herein as the "Subsidiaries", and the Company and Subsidiaries together are referred to herein as the "Group") are Delaware limited liability companies. The sole Member of the Company is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is a wholly owned subsidiary of ICAP North America, Inc.

The Group is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company, headquartered in New Jersey and with an office in London, is a broker of U.S. Treasury bills, notes and bonds, and obligations of U.S. Governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities.

The Subsidiaries primarily operate in the brokering of financial instruments. Collectively the instruments include, but are not limited to corporate bonds, preferred stock, credit derivatives, U.S. Governmental and other Federal agency obligations, collateralized mortgage obligations and other asset-backed corporate debt securities, Canadian Government and Canadian Corporate debt obligations, equities, and equity options. Certain subsidiaries also provide domestic and international money market brokerage services, direct market access services and market data to market data distributors.

IEB and Corporates are registered with the SEC, and ICAP Futures is registered with the Commodity Futures Trading Commission ("CFTC"). Among other things, Corporates has four trading licenses with the New York Stock Exchange ("NYSE"), is a member of the NYSE Amex LLC, NASDAQ Stock Exchange, NYSE Arca, the Chicago Board Options Exchange, and the National Stock Exchange. ICAP Futures is registered as a futures commission merchant ("FCM"), and is a member of the National Futures Association, the Intercontinental Exchange Futures U.S., the Chicago Board of Trade and the Chicago Mercantile Exchange. IEB operates on an electronic inter-dealer trading system.

(dollars in thousands)

Brokerage capacities

In certain products, members of the Group act in the capacity of "matched principal" or "name give-up".

When acting in the capacity of "matched principal", the Group member acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Group member acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Group member leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, members of the Group may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Group member may self-clear the transaction.

The Group's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Services Authority to ICAP's FSA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Compensation

Members of the Group are generally compensated for their role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets, members of the Group may when acting in a "matched principal" capacity earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Group member receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

(dollars in thousands)

Unmatched Principal Transactions

The Group may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Group customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Group acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out-trades. From time to time, as a result of a bona fide error the Group may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Group member is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes but is not limited to acquiring a position (i) resulting from the partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, and (ii) where appropriate, executing in anticipation of customer interest or anticipated orders and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

In connection with acquiring positions from unmatched principal transactions and erroneous agency transactions, the Group member, while managing and liquidating such positions, may generate a profit or a loss.

2. Summary of Significant Accounting Policies

The preparation of consolidated Statement of Financial Condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2010 include approximately $161,268 of short-term highly liquid money market mutual funds. The Group considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. In addition, approximately $107,217 is held at one financial institution.

Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of four years or the remaining license term, whichever is shorter under ASC 350, *Intangibles - Goodwill and Other,* ("ASC 350").

(dollars in thousands)

Security transactions are recorded in the Consolidated Statement of Financial Condition on a trade date basis; Customers' securities transactions are recorded on a settlement date basis.

Securities owned are recorded at fair value.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received within receivables and payables from brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition. Securities borrowed transactions require a certain Group member to deposit cash with the lender. With respect to securities loaned, the Group member receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Group member monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Group does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Group to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Group may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Under ASC 350, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. In March 2010 the Group performed its annual test for the impairment of goodwill and useful lives of intangible assets and concluded that there was no impairment as of March 31, 2010.

Identifiable intangible assets consist of customer lists and are amortized over four to five years. As of March 31, 2010 all the identifiable intangible assets have been fully amortized.

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

The Group is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, the Group is not treated as a separate taxable entity. However, deferred tax assets and liabilities are not reflected on the Consolidated Statement of Financial Condition as the total net income tax receivable or payable is settled with INAI and FBHI on a current basis.

(dollars in thousands)

Effective April 1, 2009, the Group implemented the provisions under ASC 740, *Income Taxes*, ("ASC 740"), which clarified the accounting for uncertainty in income taxes by addressing the recognition and measurement of tax positions taken or expected to be taken, and also provides guidance on derecognition, classification, interest and penalties and disclosure.

Accounting for income taxes is calculated in accordance with ASC 740. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Group's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

The Group follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Group determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the financial statement. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance.The Codification was effective for the Group for the year ended March 31, 2010 and did not have an effect on the Group's financial condition.

In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statement is issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statement is required. These amended principles were effective for the Group for the year ended March 31, 2010.

3. Cash and Securities Segregated Under Federal Regulations

Cash in the amount of $12,062 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 9). Certain members of the Group compute a PAIB Reserve, which requires that these Group members maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2010 cash in the amount of $4,501 has been segregated in proprietary accounts of introducing broker-dealers ("PAIB") reserve account.

(dollars in thousands)

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to three business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

Fail-to-deliver	$ 140,180	Fail-to-receive	$ 126,578
Deposits paid for securities borrowed	1,565,181	Deposits received for securities loaned	1,565,916
Other	12,554	Other	10,738
	$ 1,717,915		$ 1,703,232

The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the Consolidated Statement of Financial Condition net of unrealized losses by counterparty.

5. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

6. Software Developed for Internal Use

Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of four years or the remaining license term, whichever is shorter. Software assets have previously been capitalized in accordance with ASC 350, which requires that certain costs incurred for purchasing or developing software for internal use be capitalized and amortized over the software's estimated useful life. In March 2006 an affiliate of the Group began capitalizing software assets in accordance with ASC 350 on the Group's behalf and allocated amortization charges for such software costs to the Company.

Software developed for internal use, beginning of year	$ 50,723
Less: Accumulated amortization	(50,723)
Software developed for internal use, end of year	$ -

As of March 31, 2010 all software developed for internal use has been fully amortized.

(dollars in thousands)

7. NYBOT Membership Purchase

A certain member of the Group owns a trading membership with the New York Board of Trade ("NYBOT"). The membership shares are subject to restriction. The Company has estimated the fair value of these restricted shares to be approximately $429 which is included in securities owned at estimated fair value, not readily marketable on the Consolidated Statement of Financial Condition.

8. Commitments and Contingencies

Leases

The Group has three lease agreements for facilities, the longest of which is 15 years. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the leases are as follows:

Year Ending March 31,	
2011	8,579
2012	8,283
2013	7,994
2014	7,493
2015	6,910
Thereafter	17,872
	$ 57,131

The office space included under the leases is used by the Group and various other affiliates.

The ultimate parent company, ICAP plc has obtained an uncollateralized letter of credit in the amount of $6,720, in order to satisfy the requirements of the lease agreement entered into by the Group for the facilities.

A subsidiary has satisfied collateral requirements with one clearing organization at March 31, 2010 by depositing one letter of credit in the amount of $25,000. No amounts have been paid under this arrangement.

The Group has access to a $93,650 daily revolving credit facility available to satisfy collateral requirements with a clearing organization. Interest charges associated with the credit facility is Federal Funds rate plus an applicable margin of .135 percent. As of March 31, 2010 there is no amount outstanding on the credit facility.

A certain member of the Group took a charge of $8,289 associated with the termination of a number of cash equity brokers and the associated involuntary termination benefits. The charge is a best estimate of the expected economic outflow resulting from either the termination of

(dollars in thousands)

brokers or onerous contracts as a result of the reduction in services provided by certain brokers. The related liability is included in accrued expenses and accounts payable in the Consolidated Statement of Financial Condition.

Legal proceedings

The highly regulated nature of the Group's business means that from time to time it is subject to regulatory enquiries and investigations. The Group is currently involved in a number of these. Some of these regulatory enquiries and investigations are broad and tend to be interdealer industry wide in nature.

Such matters are inherently subject to many uncertainties and the Group cannot predict their outcomes. There are no issues which are currently expected to have a material adverse impact on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Group is involved in litigation arising in the ordinary course of its business, including, but not limited to litigation and claims relating to employment. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

In February 2006, The Securities and Exchange Commission ("SEC") issued a formal order of investigation to the Company, and other broker dealers in U.S. Government and other fixed income securities. On December 18, 2009, the Company along with certain of its current and former employees, agreed to a settlement with the SEC (without admitting or denying allegations of any wrong doing) and consented to the entry of an order instituting administrative and cease-and desist proceeding pursuant to Section 8A of the Securities Act of 1933, and Sections 15(b) and 21C of the Securities Exchange Act of 1934.

9. Regulatory Requirements

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of approximately $131,629 at March 31, 2010, which was approximately $128,590 in excess of the minimum liquid capital requirement of $3,039. The Company's ratio of liquid capital to total haircuts was approximately 52 to 1.

(dollars in thousands)

The Company has claimed an exemption under paragraph (k)(2)(i) of SEC Rule 15c3-3 (the "Rule") because the Company, in connection with its activities as a government securities interdealer broker, does not otherwise hold funds or securities for, or owe money or securities to, customers. Corporates and IEB are subject to SEC Rule 15c3-3 and maintain "Special Accounts for Exclusive Benefit of Customers" (see Note 3).

Certain Group members are registered with the SEC and are subject to the Uniform Net Capital requirements under Rule 15c3-1, and, accordingly, must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from the subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. ICAP Capital Markets LLC and Intercapital Securities LLC are no longer registered with the SEC as U.S. Government broker-dealers and are no longer subject to Department of Treasury Regulation 402.2 but continue to compute pro-forma liquid capital for purposes of regulatory consolidation. ICAP Corporates LLC and ICAP Electronic Broking LLC are subject to the uniform net capital requirements under Rule 15c3-1 and ICAP Futures LLC is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 of the Act. The net capital and minimum net capital required of each subsidiary at March 31, 2010 are set forth below:

Group members	Net Capital	120% of Minimum Net Capital Requirement	Excess Net Capital
ICAP Capital Markets LLC	$ 12,391	$ -	$ 12,391
Intercapital Securities LLC	(4)	-	(4)
ICAP Corporates LLC	44,397	1,400	42,997
ICAP Futures LLC	12,065	1,200	10,865
ICAP Electronic Broking LLC	36,248	300	35,948
Total	$ 105,097	$ 2,900	$ 102,197

(dollars in thousands)

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying Consolidated Statement of Financial Condition, but not consolidated in the Company's corresponding unaudited Form G-405 part II filed as of March 31, 2010:

	ICAP Capital Market LLC	Intercapital Securities LLC	ICAP Corporates LLC	ICAP Futures LLC	ICAP Electronic Broking LLC	Total
Assets	$ 118,324	$ 312	$ 1,807,041	$ 26,761	$ 76,660	$ 2,029,098
Liabilities	32,933	5	1,726,813	3,069	30,361	1,793,181
Net	$ 85,391	$ 307	$ 80,228	$ 23,692	$ 46,299	$ 235,917

10. Income Taxes

The Group had recorded income taxes receivable to an affiliate of $1,895 and payable to an affiliate of $5,587 which is recorded in prepaid expenses and other assets, and accrued expenses and accounts payable, respectively, on the Consolidated Statement of Financial Condition.

The Group's tax benefits, including interest and penalties of $530, are recorded on the Consolidated Statement of Financial Condition as accrued expenses and accounts payable.

If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time. It is possible that any changes in uncertain tax positions could have a significant impact on the Group's financial statement.

The Group is included in the federal consolidated income tax return of ICAP U.S. Investment Partnership and Subsidiaries. ICAP's federal corporate income tax returns for the year ended March 31, 2007 and after remain subject to examination. The Group files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for years 2004 and after.

11. Employee Benefits

The Group participates in a trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. Each member of the Group pays its respective portion of the administrative expenses. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Group matches a portion of employee contributions.

(dollars in thousands)

Beginning on January 1, 2009, the Group suspended the match portion of the Plan for employees who earn salaries in excess of a certain threshold.

12. Stock Option Plans

The Group accounts for stock options under ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

1999 Senior Executive Equity Participation Plan
The Group was granted the right of participation in the ICAP 1999 Senior Executive Equity Participation Plan ("SEEPP"). Executives, as defined by the SEEPP document, were permitted to defer a portion of their compensation in exchange for a grant which will permit the executives to purchase stock options in ICAP plc ("Bonus Options").

During the year ended March 31, 2010 all remaining Bonus Options of 48,525 were exercised at an exercise price which was 50% of the market value of ICAP plc shares on the grant date. The Bonus Options generally are not exercisable until four years after the grant date, although employees terminating service prior to the four year period generally have twelve months to exercise all their Bonus Options.

The SEEPP also includes a Matching Option, in which the executives received an additional award ranging from 50% to 100% of the number of options granted under the Bonus Option. During the year ended March 31, 2010 all remaining Matching Options of 24,265 were exercised. The Matching Options are forfeited if the recipient ceases employment with ICAP plc or its subsidiaries within four years after the grant date. Matching Options become 40% vested after three years and fully vested after four years of continued employment with ICAP plc or its subsidiaries after the grant date and expired ten years after the grant date, during July 2010. The vested Matching Options may be exercised at 50% of the ICAP plc share price on the date of the Matching Option grant.

ICAP plc 1998 Share Option Plan
ICAP plc established the ICAP plc 1998 Share Option Plan, which provides for the grant of stock options to executives. At March 31, 2010 certain employees of the Company had 250,000 options outstanding to acquire ICAP plc shares at an exercise price that represents the market value of ICAP plc shares on the grant date. Subject to certain performance criteria, options generally vest three years after the grant date and will expire ten years after the grant date.

ICAP plc Share Option Plan
ICAP plc established the ICAP plc 2001 Share Option Plan, which provides for the grant of stock options to executives. At March 31, 2010 there were no options outstanding to acquire ICAP plc shares. Subject to certain performance criteria, options become 1/3 vested after three years, 2/3 vested after four years and fully vested after five years after the grant date.

(dollars in thousands)

Transactions under the Group's stock option plans are summarized below:

	Number of Shares	Weighted-Average Exercise Price £
Options outstanding at March 31, 2009	322,790	1.873
Exercised	(72,790)	0.278
Options outstanding at March 31, 2010	250,000	2.337

At March 31, 2010, 250,000 options were exercisable.

The tax benefits associated with stock option exercises are recognized by the Group and reflected in Member's equity.

The following table summarizes information related to outstanding and exercisable options of the SEEPP and 1998 Share Option plans at March 31, 2010:

	Options Outstanding		
Exercise Prices £	Number of Shares	Weighted-Average Exercise Price £	Weighted-Average Remaining Life Years
2.337	250,000	2.337	4.75

ICAP plc 2010 Long Term Incentive Plan
ICAP plc has established the ICAP plc Long Term Incentive Plan ("LTIP") which permits executives to defer 25% of their annual bonus in the form of ICAP plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant is contingent upon the continued employment of the executive. As of March 31, 2010, the total amount of the stock grants outstanding was 183,696.

13. Fair Value Measurements

The Group adopted ASC 820 "Fair Value Measurements" effective January 1, 2008. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

(dollars in thousands)

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity as the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Group's securities owned at fair value, typically shares of common stock and high grade corporate bonds are quoted on a national securities exchange are classified as Level 1 assets. The Group's securities owned, not readily marketable is a NYBOT trading membership that is subject to a sales restriction and is therefore considered Level 2.

The Group estimates that the carrying value of its remaining financial instruments recognized on the Consolidated Statement of Financial Condition (including deposits, receivables and payables), approximates fair value, as such financial instruments are short-term in nature.

14. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Group may, under certain circumstances, be required to discharge the obligation of the non-performing party.

A certain Group member has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,530,756 and received cash or other collateral with a value of approximately $1,565,916, which is recorded in the Group's Consolidated Statement of Financial Condition at March 31, 2010. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the subsidiary has borrowed from other brokers and dealers and financial institutions, securities having a market value of approximately $1,531,882 and has given cash or other collateral with a value of approximately $1,565,181, which is recorded in the Group's Consolidated Statement of Financial Condition at March 31, 2010. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

The Group maintains a policy to monitor market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, they have a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which they conduct business. Management does not anticipate

(dollars in thousands)

non-performance by the counterparties. Whenever warranted, additional cash or collateral is obtained. A certain member of the Group has received collateral having a market value of $24,314 which it is permitted to sell or pledge. As of March 31, 2010 no collateral was re-pledged. The Group monitors the credit worthiness of each counterparty.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Group to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized.

The contractual amount of purchase and sale transactions for the Group at March 31, 2010 was approximately $63,249,859 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time.

Pursuant to the terms of the clearing agreements between the Group and its clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2010 the Company has recorded no liability. As the right to charge the Group has no maximum amount and applied to all trades executed through the clearing broker, the Group believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Group enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Group's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Group that have not yet occurred. However, based on experience, the Group believes the risk of loss is remote.

15. Transactions with Affiliates

The Group entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative services (including finance, human resources, operations, legal and electronic data processing functions). The Group has payables to an affiliate of $8,998 relating to such charges. At March 31, 2010 the Group has a $187,957 receivable from an affiliate related to such charges.

The Group has receivables and payables from affiliates of $3,134 and $1,728 respectively, relating to commission revenue and expense.

Receivable from affiliates includes $100 which represents an escrow deposit with the New York Merchantile Exchange in the name of an affiliate of the Group.

(dollars in thousands)

In addition, certain members of the Group provide clearing services for foreign and domestic affiliates.

A certain Group member leases seat memberships from an affiliate of IBHNA.

Amount receivable from and payable to affiliate are non-interest bearing and are due on demand.

The Company has a membership with the Fixed Income Clearing Corporation ("FICC"). IEB has an affiliated membership underneath the direct membership of the Company. Although IEB maintains a separate participant identification with the FICC, it introduces transactions in FICC eligible securities to the Company for settlement and clearance. All margining is combined at the Company level.

16. Subsequent Events

The Group has performed an evaluation of subsequent events through May 27, 2010 which is the date the financial statement was issued. During May 2010, the daily revolving credit facility was increased to $200,000. There have been no other subsequent events that occurred during this period that would require recognition in the financial statement as of March 31, 2010 or for the year then ended.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Member of:
ICAP Securities USA LLC and Subsidiaries

In planning and performing our audit of the consolidated financial statements of ICAP Securities USA LLC and Subsidiaries (the "Company") as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Section 405.2 of the Department of the Treasury Regulations, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), as adopted by the Department of the Treasury, in making the following:

1. The periodic computations of liquid capital under Section 402.2 of the Department of the Treasury Regulations;
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Department of the Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g), as adopted by the Department of the Treasury, lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of the Treasury to be adequate for its purposes in accordance with the Government Securities Act of 1986 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the Department of the Treasury's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Department of the Treasury, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Section 405.2 of the Department of the Treasury Regulations in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 27, 2010